UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                        PAPERCLIP IMAGING SOFTWARE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   0006988211
                   ------------------------------------------
                                 (CUSIP Number)

James W. Giddens, solely in his    with a copy        James B. Kobak, Jr.
  capacity as trustee for the          to:         Hughes Hubbard & Reed LLP
 liquidation of the business of                      One Battery Park Plaza
    A.R. Baron & Co., Inc.                       New York, New York 10004-1482
          P.O. Box 359                                   212-837-6000
     Bowling Green Station
    New York, New York 10274
          212-425-3005
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 16, 1997
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.|_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                   ------------------------------
CUSIP NO. 0006988211                   13D               PAGE 3 OF 7 PAGES
-------------------------------                   ------------------------------
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   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James W. Giddens, solely in his capacity as trustee under the Securities Investor Protection Act pursuant to the court order described herein.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  |_|
                                                               (b)  |X|
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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

             00
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   5   CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                    |_|
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                  7   SOLE VOTING POWER

                            1,252,840 Shares
                ----------------------------------------------------------------
   NUMBER OF     8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY               0 Shares
   OWNED BY     ----------------------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                  1,252,840 Shares
     WITH       ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                            0 Shares
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,252,840 Shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             15.5%
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  14   TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the Schedule 13D filed on August 27, 1996 (the "Schedule 13D") by James W. Giddens, solely in his capacity as trustee under SIPA, with respect to the Common Stock of the Issuer. All capitalized terms used in this Amendment and not otherwise defined herein have the meaning set forth in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER
         -------------------------------------

     (a) The Trustee believes that, for the purposes of Rule 13d-3(a) under the Act, as of June 4, 1999, he was the beneficial owner of 1,252,840 shares of Common Stock (the "Shares"), of which 362,800 are Shares underlying currently exerciseable Redeemable Class A Purchase Warrants of the Issuer. The Shares represent approximately 15.5% of the total outstanding shares of Common Stock (based on the Issuer's most recently available filing with the Securities and Exchange Commission).

     (b) The Trustee believes that he has the sole power to vote and direct the vote, and the sole power to dispose or direct the disposition, of the Shares.

     (c) Since the filing of the Schedule 13D on August 27, 1996, with respect to the Common Stock, the Trustee has effected the following dispositions which he believes cumulatively may a constitute material change in beneficial ownership under Rule 13d-2(a):

            i.      On  September  17,  1997,  the Trustee  sold 5,000 shares of
                    Common   Stock  for  $.15  per  share  in  an  open   market
                    transaction.

            ii.     On  September  19,  1997,  the Trustee  sold 5,000 shares of
                    Common   Stock  for  $.14  per  share  in  an  open   market
                    transaction.

            iii.    On  September  23,  1997,  the Trustee  sold 5,000 shares of
                    Common   Stock  for  $.14  per  share  in  an  open   market
                    transaction.

            iv.     On  September  26, 1997,  the Trustee sold 10,000  shares of
                    Common   Stock  for  $.14  per  share  in  an  open   market
                    transaction.

            v. On October 1, 1997, the Trustee sold 5,000 shares of Common Stock for $.15 per share in an open market transaction.

            vi. On October 2, 1997, the Trustee sold 10,000 shares of Common Stock for $.15 per share in an open market transaction.

            vii.    On October  10,  1997,  the Trustee  sold  10,000  shares of
                    Common   Stock  for  $.15  per  share  in  an  open   market
                    transaction.

            viii. On October 14, 1997, the Trustee transferred 15,200 shares of Common Stock to satisfy a claim by a creditor pursuant to the Order.

            ix.     On October  14,  1997,  the Trustee  sold  10,000  shares of
                    Common   Stock  for  $.15  per  share  in  an  open   market
                    transaction.

            x. On October 16, 1997, the Trustee transferred 23,900 shares of Common Stock to satisfy a claim by a creditor.

            xi.     On October  20,  1997,  the Trustee  sold  10,000  shares of
                    Common   Stock  for  $.16  per  share  in  an  open   market
                    transaction.

            xii.    On January  15,  1999,  the Trustee  sold  25,000  shares of
                    Common   Stock  for  $.20  per  share  in  an  open   market
                    transaction.

            xiii. On January 30, 1998, the Trustee transferred 85,000 shares of Common Stock to satisfy a claim by a creditor pursuant to the Order.

            xiv. On March 4, 1998, the Trustee transferred 600 shares of Common Stock to satisfy a claim by a creditor pursuant to the Order.

            xv. On May 27, 1998, the Trustee sold 10,000 shares of Common Stock for $.19 per share in an open market transaction.

            xvi. On May 28, 1998, the Trustee sold 10,000 shares of Common Stock for $.1875 per share in an open market transaction.

            xvii    On January  15,  1999,  the Trustee  sold  10,000  shares of
                    Common   Stock  for  $.25  per  share  in  an  open   market
                    transaction.

            xviii. OnJanuary 19, 1999, the Trustee sold 25,000 shares of Common Stock for $.12 per share in an open market transaction.

            xix.    On January  19,  1999,  the Trustee  sold  25,000  shares of
                    Common   Stock  for  $.14  per  share  in  an  open   market
                    transaction.

            xx.     On January  25,  1999,  the Trustee  sold  15,000  shares of
                    Common   Stock  for  $.10  per  share  in  an  open   market
                    transaction.

            xxi.    On February  11,  1999,  the Trustee  sold 25,000  shares of
                    Common   Stock  for  $.11  per  share  in  an  open   market
                    transaction.

            xxii.   On February  11,  1999,  the Trustee  sold 25,000  shares of
                    Common   Stock  for  $.12  per  share  in  an  open   market
                    transaction.

            xxiii.  On February  12,  1999,  the Trustee  sold 25,000  shares of
                    Common   Stock  for  $.12  per  share  in  an  open   market
                    transaction.

            xxiv.   On February  16,  1999,  the Trustee  sold 20,000  shares of
                    Common   Stock  for  $.13  per  share  in  an  open   market
                    transaction.

            xxv.   On  February  18,  1999,  the Trustee  sold 25,000  shares of
                   Common   Stock  for  $.15  per   share  in  an  open   market
                   transaction.

            xxvi.  On  February  22,  1999,  the Trustee  sold 40,000  shares of
                   Common   Stock  for  $.26  per   share  in  an  open   market
                   transaction.

            xxvii.  On February  22,  1999,  the Trustee  sold 50,000  shares of
                    Common   Stock  for  $.205  per  share  in  an  open  market
                    transaction.

            xxviii. On February  26,  1999,  the Trustee  sold 15,000  shares of
                    Common   Stock  for  $.28  per  share  in  an  open   market
                    transaction.

            xxix. On March 1, 1999, the Trustee sold 15,000 shares of Common Stock for $.28 per share in an open market transaction.

            xxx. On March 4, 1999, the Trustee sold 30,000 shares of Common Stock for $.305 per share in an open market transaction.

            xxxi. On March 4, 1999, the Trustee sold 5,000 shares of Common Stock for $.35 per share in an open market transaction.

            xxxii. On March 5, 1999, the Trustee sold 15,000 shares of Common Stock for $.34 per share in an open market transaction.

            xxxiii. On March 8, 1999,  the Trustee sold 25,000  shares of Common
                    Stock for $.34 per share in an open market transaction.

            xxxiv. OnMarch 10, 1999, the Trustee sold 20,000 shares of Common Stock for $.34 per share in an open market transaction.

            xxxv. On March 25, 1999, the Trustee sold 25,000 shares of Common Stock for $.308 per share in an open market transaction.

            xxxvi. On April 6, 1999, the Trustee sold 25,000 shares of Common Stock for $.21 per share in an open market transaction.

            xxxvii. On April 21, 1999,  the Trustee sold 12,500 shares of Common
                    Stock for $.21 per share in an open market transaction.

            xxxviii.On April 21, 1999,  the Trustee sold 12,500 shares of Common
                    Stock for $.21 per share in an open market transaction.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 1999

                                    By: /S/ JAMES W. GIDDENS
                                        ------------------------------------
                                        James W. Giddens, solely as trustee
                                            pursuant to a court order dated
                                            July 11, 1996